HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                       (303) 839-0061               Fax: (303) 839-5414


                                  June 3, 2014

Emily Drazan
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Creative Learning Corporation
            File No. 000-52883

     This office represents Creative Learning Corporation (the "Company"). The following are the Company's responses to the comments received from the staff by letter dated February 26, 2014. The number under the "page number" column indicates the page number in the 10-K report where the response to the comment can be found.

                                                                          Page

     1.   The Company has amended the MD&A  section of its 10-K report
          in response to this comment.                                    9, 10

     2. The Company will respond to this comment in a separate letter.

     3.   Comment complied with.                                           10

     4.   Comment complied with.                                           11

     5. Disclosure controls and procedures are fundamentally different than internal control over financial reporting. It is for this reason that separate disclosure is required regarding the adequacy of disclosure controls and procedures and the adequacy of internal control over financial reporting. The inadequate documentation relating to operational expenditures is addressed by Rule 13a-15(f)(1). The failure to properly record the amount or value of certain common shares is addressed by Rule 13(a)-15(f)(2).

                                                                          Page

     6. The inadequate documentation for the expenditures described on page 12 involved support for approximately 140 charges (amounting to approximately $142,000) on the Company's credit card. Ultimately, the Company was able to provide support for most of the credit card charges. Credit card charges were expensed to the following categories listed on the Company's statement of operations:

               o    Franchise training and expenses;
               o    Office expense;
               o    Other general and administrative expenses.

          None of the undocumented expenditures were to related parties.

     7. The Company does not consider Mr. Nickelson to be an executive officer.

     8.   Comment complied with.                                          16

     9. Borgers & Cutler was registered with the PCAOB when they issued their audit report.

     10. Previously, the Company recognized franchise fees at the time the franchise agreements were signed since the franchise agreements provided that the fees were fully recognized at the time the agreements were signed and payments were received. However, according to Generally Accepted Accounting Principles, franchise fees should not be recognized until substantially all of the services have been provided to the franchisees. The Company provides an initial training session to new franchisees. The initial training is provided on the third week of each month. The Company determined that in accordance with the GAAP, franchise fees should not be recognized until the initial training had been provided to the franchisees.

          In most cases, the initial training is provided to the franchisee during the month that the franchisee signs the franchise agreement and pays the initial franchise fee. In one instance during 2013, the initial training was not provided to the franchisee during the month the franchise agreement was signed and the initial franchise fee ($35,900) was paid. As a result, the Company recorded deferred franchise revenue of $35,900 on its balance sheet as of December 31, 2013.

                                                                          Page

     11. Programs offered by the Company and its franchisees are typically provided in schools, private homes, church centers, or similar child related venues. The Company does not provide services such as site selection, on-site visits to supervise early operations, supervision of construction or ongoing training after the initial franchisee training. No franchisee is required to have a stand-alone facility to conduct its operations, and to the knowledge of the Company, no franchisee has any stand-alone facility.

     12. The refund of initial franchise fees related to fees paid by two persons. There have been no other instances when the Company refunded franchise fees. Since the Company has sold over 440 franchises, the Company believes that its determination that "franchisee fees are fully collectible and nonrefundable as of the date of the signing of the franchisee contract" is correct.

     13. The Company's 10-K report has been amended to remove the reference that marketing fees are earned upon receipt. When a 2% marketing fee is received, the Company debits cash and credits the marketing fund account. When a marketing expense is paid,  the Company  credits cash and debits the marketing fund account. The marketing fees are deposited in a separate bank account which is controlled by the Company. The Company is of the opinion that its accounting for the marketing fund
          is proper.                                                       26

     14.  Comment complied with.                                           32

     15. The Company will respond to this comment in a separate letter.


     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & HART, LLC

                                    /s/ William T. Hart

                                    By
                                        William Hart